Exhibit 99.1

Transition Therapeutics Announces Second Quarter Fiscal 2016 Financial Results

TORONTO, ON, February 9, 2016 – Transition Therapeutics Inc. (“Transition” or the “Company”) (TSX: TTH; NASDAQ: TTHI), a biopharmaceutical development company advancing novel therapeutics for CNS and metabolic disease indications, today announced its financial results for the three and six month periods ended December 31, 2015. Investors are invited to participate in a conference call today at 4:30pm EST to discuss these results. Dial in information for the call is as follows: (888) 227-6492 (North America) and (303) 223-2685 (International). A live webcast can be accessed via Transition’s website www.transitiontherapeutics.com, with a replay available for seven days following the call.

Selected Highlights

Highlights for the Company during the six month period ended December 31, 2015 and up to the date of this press release include the following:

ELND005:

ELND005 is an oral small molecule drug candidate with a proposed dual mechanism of action which includes β-amyloid anti-aggregation and regulation of brain myo-inositol levels. Transition’s subsidiary Transition Therapeutics Ireland (“TTIL”) owns all ELND005 development and commercialization rights.

•	October 28, 2015 - Transition announced that data from the Phase 2/3 clinical study of ELND005 in Alzheimer’s disease patients with moderate and severe agitation and aggression was presented at the Clinical Trials in Alzheimer’s Disease (CTAD) meeting. A copy of the CTAD oral presentation is available on the Company website at www.transitiontherapeutics.com;

•	October 15, 2015 - Transition announced that its subsidiary, TTIL, has completed a thorough review of the data related to the Phase 2/3 study of ELND005 in AD patients with moderate or severe agitation and aggression. The analysis identified a significant clinical benefit of ELND005 in AD patients with severe agitation and aggression, and will serve as the basis for patient selection in a Phase 3 clinical study. The review was performed in consultation with a group of key opinion leaders in the field of neuropsychiatry.

TT401:

TT401 (LY2944876) is an oxyntomodulin analogue that has dual agonist activity of the GLP-1 (Glucagon-Like Peptide-1) and glucagon receptors.

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•	February 1, 2016 – Transition announced the results of a Phase 2 clinical study of drug candidate TT401 (LY2944876) for the treatment of type 2 diabetes. TT401 is a once-weekly administered oxyntomodulin analog with dual GLP-1 and glucagon agonist activity. TT401 development collaborator Eli Lilly and Company performed the Phase 2 study enrolling 420 type 2 diabetes subjects into a 24 week study consisting of a 12-week randomized blinded stage followed by a 12-week open-label stage. The study included four once-weekly dose arms of TT401 (10mg, 15mg, 30mg, 50mg), a placebo arm, and an active comparator arm (exenatide extended release – 2mg). TT401 demonstrated HbA1c improvements of up to -1.43% (similar to the exenatide arm). All TT401 dose arms and the exenatide arm were statistically significant relative to the placebo arm at Weeks 12 and 24. TT401 also produced dose dependent weight loss (up to -3.3 kg). The weight loss observed in the highest dose arm (50mg of TT401) was statistically significant relative to both the placebo and exenatide arms at weeks 12 and 24.

TT701 SARM:

TT701 is an oral drug candidate that is a selective androgen receptor modulator (SARM). TTIL owns all TT701 development and commercialization rights. TT701 is in Phase 2 clinical development as a therapy to ameliorate the symptoms associated with androgen deficiency.

•	October 29, 2015 – Transition announced that its subsidiary, TTIL, has entered into an agreement with Brigham and Women’s Hospital (“BWH”) for an investigator-led clinical study of drug candidate TT701. TTIL will support a Phase 2 study to evaluate selective androgen receptor modulator (SARM) drug candidate TT701 as a therapy to improve the symptoms of androgen deficiency in men with prostate cancer that have undergone a radical prostatectomy procedure.

Financial Liquidity

At December 31, 2015, the Company had cash resources of $29,070,189 and a working capital of $26,870,703.

The Company’s current cash projection indicates that the existing cash resources should enable the Company to execute its core business plan and meet its projected cash requirements beyond the next 12 months.

Financial Review

During the three month period ended December 31, 2015, the Company recorded a net loss of $2,005,780 ($0.05 loss per common share) compared to a net loss of $16,910,139 ($0.48 loss per common share) for the three month period ended December 31, 2014.

For the six month period ended December 31, 2015, the Company recorded a net loss of $6,497,236 ($0.17 loss per common share) compared to a net loss of $32,605,463 ($0.93 loss per common share) for the six month period ended December 31, 2014.

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Research and Development

Research and development expenses decreased by $14,241,943 from $15,904,889 for the three month period ended December 31, 2014 to $1,662,946 for the three month period ended December 31, 2015. For the six month period ended December 31, 2015, research and development expenses decreased $25,551,354 to $6,388,426 from $31,939,780 for the same period in fiscal 2015.

The decreases in research and development expenses for both the three and six month periods ended December 31, 2015 are primarily due to a decrease in funding obligations relating to TT401 as the Company paid a US$6 million milestone payment to Lilly during the comparative three month period. The decrease in research and development expenses is also due to a decrease in clinical development costs related to ELND005 and reduced salary and related expenses which resulted from cost cutting efforts.

General and Administrative

General and administrative expenses increased by $15,345 from $1,203,449 for the three month period ended December 31, 2014 to $1,218,794 for the three month period ended December 31, 2015. For the six month period ended December 31, 2015, general and administrative expenses increased $109,921 to $2,619,202 from $2,509,281 for the same period in fiscal 2015.

The increases in general and administrative expenses for both the three and six month periods ended December 31, 2015 are primarily due to inflationary increases in compensation costs which have been partially offset by reduced professional fees.

About Transition

Transition is a biopharmaceutical development company, advancing novel therapeutics for CNS and metabolic disease indications. The Company’s wholly-owned subsidiary, Transition Therapeutics Ireland Limited is developing CNS drug candidate ELND005 for the treatment of Alzheimer's disease and Down syndrome.  Transition’s lead metabolic drug candidate is TT401 for the treatment of type 2 diabetes and accompanying obesity. The Company’s shares are listed on the NASDAQ under the symbol "TTHI" and the Toronto Stock Exchange under the symbol "TTH". For additional information about the Company, please visit www.transitiontherapeutics.com. Extracts of the Financial Statements to Follow:

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CONSOLIDATED BALANCE SHEETS

(Unaudited)

In Canadian Dollars	As At December 31, 2015	As at June 30, 2015

Assets
Current assets
Cash	29,070,189	40,510,758
Other receivables	72,553	265,189
Income tax and investment tax credits receivable	399,668	399,668
Prepaid expenses and deposits	328,921	259,143
	29,871,331	41,434,758
Non-current assets
Property and equipment	152,530	191,944
Intangible assets	7,759,188	8,022,383
Total assets	37,783,049	49,649,085

Liabilities
Current liabilities
Trade and other payables	2,064,780	8,549,895
Contingent consideration payable	935,848	858,257
	3,000,628	9,408,152
Non-current liabilities
Contingent consideration payable	3,980,476	3,503,344
Total liabilities	6,981,104	12,911,496

Equity attributable to owners of the Company
Share capital	233,623,544	233,633,493
Warrants	3,150,558	5,176,397
Contributed surplus	17,170,146	14,771,907
Share-based payment reserve	6,472,380	5,892,305
Accumulated other comprehensive income	(662,748)	(281,814)
Deficit	(228,951,935)	(222,454,699)
Total equity	30,801,945	36,737,589

Total liabilities and equity	37,783,049	49,649,085

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CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

For the six and three months ended December 31, 2015 and 2014

(Unaudited)

In Canadian Dollars, except per share data	Six month period ended December 31, 2015	Six month period ended December 31, 2014	Three month period ended December 31, 2015	Three month period ended December 31, 2014

Expenses
Research and development	6,388,426	31,939,780	1,662,946	15,904,889
Selling, general and administrative expenses	2,619,202	2,509,281	1,218,794	1,203,449

Operating Loss	(9,007,628)	(34,449,061)	(2,881,740)	(17,108,338)
Change in fair value of contingent consideration payable	(230,422)	(470,959)	(1,563)	(245,658)
Interest income	63,719	112,247	26,255	46,554
Foreign exchange gain	2,677,095	2,202,310	851,268	397,303
Net loss for the period	(6,497,236)	(32,605,463)	(2,005,780)	(16,910,139)

Other Comprehensive loss for the period

Items that may be subsequently reclassified to net income:
Cumulative translation adjustment	(380,934)	(39,676)	(384,448)	(57,099)
Comprehensive loss for the period	(6,878,170)	(32,645,139)	(2,390,228)	(16,967,238)
Basic and diluted net loss per common share	(0.17)	(0.93)	(0.05)	(0.48)

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Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of this release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC, SEC or otherwise. Except for historical information, this press release may contain forward-looking statements, relating to expectations, plans or prospects for Transition, including conducting clinical trials. These statements are based upon the current expectations and beliefs of Transition's management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include factors beyond Transition's control and the risk factors and other cautionary statements discussed in Transition's quarterly and annual filings with the Canadian commissions and the U.S. Securities and Exchange Commission.

For further information on Transition, visit www.transitiontherapeutics.com, or contact:

Dr. Tony Cruz	Nicole Rusaw
Chairman & Chief Executive Officer	Chief Financial Officer
Transition Therapeutics Inc.	Transition Therapeutics Inc.
Phone: (416) 260-7770, x.223	Phone: (416) 260-7770, x.202
tcruz@transitiontherapeutics.com	nrusaw@transitiontherapeutics.com